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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                            AMENDMENT NO. 2 TO
                              SCHEDULE 13E-4
                             (Final Amendment)
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                          THE LIBERTY CORPORATION
                             (Name of Issuer)

                          THE LIBERTY CORPORATION
                   (Name of Person(s)) Filing Statement

                               COMMON STOCK
                      (Title Of Class of Securities)


                                530370 10 5
                   (CUSIP Number of Class of Securities)
                            Martha G. Williams
                          The Liberty Corporation
                          2000 Wade Hampton Blvd.
                                 Box 19043
                        Greenville, South Carolina
                                   29615
                            Phone: 864-609-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                 Copy to:
                               Dennis Hersch
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY 10017

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                             February 11, 1998
  (Date Tender Offer First Published, Sent or Given to Security Holders)




This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated February 11, 1998 filed by The Liberty Corporation, a South Carolina corporation (the "Company"), as amended and supplemented by Amendment No. 1 thereto dated March 12, 1998, relating to the Company's offer to purchase up to 2,000,000 shares of its Common Stock, no par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 7, 1990, between the Company and The Bank of New York, as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Statement and in the related Letter of Transmittal (which together constitute the "Offer").

Item 8. Additional Information

               Item 8(e) is amended by adding the following paragraph:

         Pursuant to the Offer, the Company accepted for payment 2.4 million Shares at a price of $52 per Share, which is the Purchase Price for the Offer. The Offer was oversubscribed, with approximately 3.6 million Shares properly tendered and not withdrawn at or below the Purchase Price. Approximately 0.8 million Shares were tendered on the condition of no-proration and will not be purchased. The final proration factor for the Offer is 84.48 percent and applies to all other Shares properly tendered, except "odd lot" Shares. Prior to the Offer Liberty had 20,695,140 Shares outstanding. Following the purchase of Shares tendered, Liberty will have approximately 18,600,000 Shares outstanding. The Company expects that payment for Shares accepted in the Offer and the return of all other Shares will occur promptly.

Item 9. Material to be Filed as Exhibits

               Item 9 is amended by adding the following exhibit:

      (a) (14) Form of News Release dated March 17, 1998.



                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE LIBERTY CORPORATION

                                    By: /s/  Martha G. Williams
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                                  Name: Martha G. Williams
                                 Title: Vice President, General Counsel
                                         and Secretary


Dated: March 17, 1998






                                 EXHIBIT INDEX


      Exhibit No.                           Description
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    Exhibit (a) (14)         Form of News Release dated March 17, 1998.